Direct Line: (212) 859-8272

Fax: (212) 859-4000

stuart.gelfond@friedfrank.com

March 3, 2015

VIA EMAIL AND EDGAR

Mary A. Cole

Sheila Stout

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:            Goldman Sachs BDC, Inc.

                  Amendment No. 5 to the Registration Statement on Form N-2 filed on December 24, 2014

                  File Nos.: 333-187642; 814-00998

Dear Ms. Cole and Ms. Stout:

On behalf of Goldman Sachs BDC, Inc. (including for periods prior to April 1, 2013, Goldman Sachs Liberty Harbor Capital, LLC, the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that were received during a telephone conversation on January 8, 2015 between Stuart Gelfond and Arielle Katzman of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, and Sheila Stout of the Staff with respect to the above referenced Amendment No. 5 to the Registration Statement on Form N-2 filed on December 24, 2014 (the “Registration Statement”), for the offering of common stock of the Company. This letter is being filed concurrently with Amendment No. 7 to the Registration Statement on Form N-2 (the “Amended Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the responses to a particular comment set out immediately below the comment. When indicated, the responses described below are reflected in the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

1.	Please explain why the Recent Development section of the Registration Statement contains a greater level of detail on investments sold to the Senior Credit Fund than is contained in the subsequent event footnote to the financials (which contains only the aggregate amount of the investments) for the quarter ended September 30, 2014.

Response: Due to the inclusion of the audited financials as of and for the year ended December 31, 2014 (the “2014 Financials”) in the Amended Registration Statement, the difference in the level of detail for the Senior Credit Fund investments indicated in the Recent Developments section in the Registration Statement as compared to the subsequent event footnote of the financial statements no longer exists. We note that the Amended Registration Statement contains the same level of detail in both “Senior Credit Fund, LLC—Selected Financial Data” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 4 (“Investments”) to the 2014 Financials included therein. Both sections contain a schedule of the Senior Credit Fund’s investments and include a footnote to designate the investments purchased from the Company. The Company also confirms that the 2014 Financials include the applicable disclosures for the Senior Credit Fund, which is treated as an unconsolidated entity, as previously discussed in the memorandum submitted to, and discussed with, the Staff.

2.

Unfunded commitments should be separately identified (indicate which investments comprise unfunded commitments and provide the fair value of each unfunded amount) in the notes to the financials or in the schedule of investments. The Company should also consider making a notation in the schedule of investments when a portion of the unfunded commitment is funded. It is not necessary to note the change in interest rate, but please explain why fair values are needed.

Response: On the Schedule of Investments for the financial statements as of and for the three and nine months ended September 30, 2014 (the “2014Q3 Financials”), which were included in the Registration Statement, and on the Schedule of Investments for the 2014 Financials, included in the Amended Registration Statement, the Company included a footnote that identifies whether a position or portion thereof is an unfunded loan commitment and cross-referenced Note 5 (“Commitments”), which provides the fair value of each unfunded amount. Unfunded loan commitments are measured at fair value in accordance with ASC 820 and the Company’s accounting policy as described in Note 2(D) (“Significant Accounting Policies—Investments”) to the 2014 Financials, and such fair values as shown on the Schedule of Investments are included in the Statement of Assets and Liabilities. Beginning with the 2014 Financials, the Company separately identified all unfunded commitments and the fair value for each unfunded commitment by investment type in Note 5 (“Commitments”) to the 2014 Financials. The Company has considered but does not intend to notate when a portion of an unfunded commitment becomes funded in the Schedule of Investments, as the Company is not aware of any such disclosure obligation and such notation does not appear to be the prevailing market practice. Furthermore, the Company hereby clarifies Comment #10 in its prior correspondence with the Staff, dated December 24, 2014, by acknowledging that the interest rate change is not relevant.

3.	In Note 6 of the financial statements, please revise the discussion of equity in the Level 3 investments section so that the table only indicates the valuation techniques actually used (e.g., how much preferred stock was valued using any particular technique). The larger discussion under Valuation Methodology can continue to discuss the various techniques that may be employed.

Response: In Note 6 (“Fair Value Measurement”) to the 2014Q3 Financials and the 2014 Financials, the table for the fair value measurements of the Company’s Level 3 assets and liabilities includes only the actual valuation techniques that are utilized for the aggregated Level 3 investment type that is being disclosed. For example, within the Preferred Stock section, there were multiple valuation techniques that were utilized for the aggregate investment type and each such technique is indicated. By contrast, within the 1st Lien/Senior Secured Debt, there was only one type of valuation technique utilized for the aggregate investment type, which valuation technique is indicated accordingly.

Should you have any questions or comments with response to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Jason Colombo, Esq. (Goldman Sachs Asset Management, L.P.)

Geoffrey R.T. Kenyon, Esq. (Dechert LLP)

Richard Horowitz, Esq. (Dechert LLP)

Margery K. Neale, Esq. (Willkie Farr & Gallagher LLP)

James G. Silk, Esq. (Willkie Farr & Gallagher LLP)